Exhibit 99.1

ATS to Host 2023 Institutional Investor Day in New York September 6, 2023

06/21/2023

CAMBRIDGE, ON / CNW /—ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”) an industry-leading automation solutions provider, today announced it will host its in-person Institutional Investor Day on Wednesday, September 6, 2023.

The Institutional Investor Day will be held at the InterContinental New York Times Square in New York, NY., with a corporate presentation scheduled to begin at 8:30 a.m. ET. The presentation will feature members of the ATS executive team providing an update on corporate strategy, an overview of key business units and a review of ATS’ financial position.

Institutions may confirm their in-person participation by clicking this registration link. A webcast will also be available live, which you can sign-up for at this registration link. A replay of the Investor Day will be available on the ATS website following the event.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation